FILE No. 82-3343

[ ] DEF 14A [X] SUPPL [ ] ARS

Golden Peaks Resources Ltd.

Suite 1400
1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 689-4006
Fax: (604) 689-4026

02055214

September 26, 2002

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 04 2002 WASH, D.C. 164 SECTION

United States Securities
&Exchange Commission
#450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

Re: Golden Peaks Resources Ltd. (the "Company") - File #82-3343

Please find enclosed the Quarterly Report for the three months ended July 31, 2002. We confirm that the enclosed has been delivered by prepaid mail to all shareholders whose names appear on the Company's supplemental mailing list.

Yours very truly,

GOLDEN PEAKS RESOURCES LTD.

J Rowsell

Jacqueline Rowsell

:jr

Enclosure

cc: Standard & Poor's Corp. (4 copies)
Financial Post Data Group (2 copies)

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

dlw 10/8

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
JULY 31, 2002

(Unaudited - Prepared by Management)

Golden Peaks Resources Ltd.
#1400 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Ph: (604) 689-4006 Fx: (604) 689-4026

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM BALANCE SHEETS

(Unaudited - Prepared by Management)

	As at July 31, 2002 $	As at April 30, 2002 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	2,432,158	2,069,312
Amounts receivable and prepaids	35,896	31,439
Marketable securities	221,776	887,109
	2,689,830	2,987,860
CAPITAL ASSETS	16,060	17,219
MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (Note 3)	3,148,386	2,986,903
	5,854,276	5,991,982
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	195,284	293,082
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	9,064,303	9,064,303
CONTRIBUTED SURPLUS	23,153	23,153
DEFICIT	(3,428,464)	(3,388,556)
	5,658,992	5,698,900
	5,854,276	5,991,982

APPROVED BY THE BOARD

"Scott Emerson", Director

"Kieran Downes", Director

The accompanying notes are an integral part of these consolidated interim financial statements.

2

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT

FOR THE THREE MONTHS ENDED JULY 31

(Unaudited - Prepared by Management)

	2002 $	2001 $
REVENUE		
Interest income	6,096	3,276
EXPENSES		
Accounting	3,250	1,315
Administrative and management fees	15,000	15,000
Amortization	4,326	3,856
Audit and legal	4,219	11,495
Bank charges and interest	244	253
Filing fees and transfer agent	1,571	759
Office and general	10,774	5,519
Office rent	5,897	1,800
Shareholder communications	1,551	2,182
Salaries and benefits	15,482	13,603
Travel and related costs	-	1,360
	62,314	57,142
LOSS BEFORE THE FOLLOWING	(56,218)	(53,866)
GAIN ON SALE OF MARKETABLE SECURITIES	3,919	-
FOREIGN EXCHANGE	12,391	(2,551)
LOSS FOR THE PERIOD	(39,908)	(56,417)
DEFICIT - BEGINNING OF PERIOD	(3,388,556)	(3,019,199)
DEFICIT - END OF PERIOD	(3,428,464)	(3,075,616)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.003)	$(0.004)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	15,765,946	13,049,466

The accompanying notes are an integral part of these consolidated interim financial statements.

GOLDEN PEAKS RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED JULY 31

(Unaudited - Prepared by Management)

	2002 $	2001 $
CASH FLOWS FROM (USED IN)		
OPERATING ACTIVITIES		
Net loss for the period	(39,908)	(56,417)
Items not involving cash		
Amortization	4,326	3,856
Gain on sale of marketable securities	(3,919)	-
	(39,501)	(52,561)
Increase in amounts receivable and prepaids	(4,457)	(230)
Decrease in accounts payable and accrued liabilities	(97,798)	(210,813)
	(141,756)	(263,604)
FINANCING ACTIVITIES		
Advances received	-	250,000
Issuance of common shares	-	1,350
Proceeds on sale of marketable securities	669,252	-
	669,252	251,350
INVESTING ACTIVITIES		
Additions to mineral properties and deferred exploration costs	(161,483)	(100,962)
Capital assets additions	(3,167)	(3,154)
	(164,650)	(104,116)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS FOR THE PERIOD	362,846	(116,370)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	2,069,312	397,114
CASH AND CASH EQUIVALENTS - END OF PERIOD	2,432,158	280,744

The accompanying notes are an integral part of these consolidated interim financial statements.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JULY 31, 2002

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

The Company is in the process of exploring and evaluating its mineral properties. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral properties and deferred exploration costs represent net costs to date, less amounts written off, and do not necessarily represent present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These consolidated interim financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	July 31, 2002			April 30, 2002		
	Mineral Property $	Deferred Exploration Costs $	Total Costs $	Mineral Property $	Deferred Exploration Costs $	Total Costs $
Sierra de las Minas Project	462,900	2,685,486	3,148,386	460,242	2,526,661	2,986,903

Subject to final adjustments, the Company and Mitsubishi Materials Corp. ("Mitsubishi") currently hold 70% and 30% joint venture interests, respectively, in a group of exploration properties, located in Northwest Argentina, known collectively as the Sierra de las Minas Project. The Sierra de las Minas Project covers approximately 13,389 hectares and consists of 31 properties.

Production royalties, ranging between 3% - 5%, are payable from various properties within the Sierra de las Minas Project.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JULY 31, 2002

(Unaudited - Prepared by Management)

4. SHARE CAPITAL

(a) The following table summarizes information about the share options outstanding and exercisable at July 31, 2002:

Range of Exercise Prices	Number of Options Outstanding and Exercisable at July 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise price
$1.15	425,000	1.22 years	$1.15
$1.25	580,000	1.71 years	$1.20
	1,005,000		

(b) The following table summarizes information about the warrants outstanding at July 31, 2002:

Number of Warrants Outstanding	Exercise Price	Expiry Date
208,000	$3.00	Dec. 24/03
625,000	$1.40	Feb. 08/04
459,480	$3.10	Mar. 28/04
1,292,480		

5. RELATED PARTY TRANSACTIONS

During the three months July 31, 2002, the Company was charged $22,275 (2001 - $17,190) by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $22,200 (2001 - $28,500) by a director and companies controlled by directors for project supervision, management and professional services provided. As at July 31, 2002, $61,186 remained unpaid and is included in accounts payable and accrued liabilities.

GOLDEN PEAKS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JULY 31, 2002

(Unaudited - Prepared by Management)

6. SEGMENTED INFORMATION

Substantially all of the Company's operations are in one industry, the exploration for gold. Management reviews the financial results according to expenditures by property. The Company's current mineral properties are located in Argentina and its corporate assets are located in Canada.

	Three Months Ended July 31, 2002		
	Corporate $	Mineral Operations $	Consolidated $
Identifiable assets			
Current assets	2,591,397	98,433	2,689,830
Capital assets	13,293	2,767	16,060
Mineral properties and deferred exploration costs	-	3,148,386	3,148,386
	2,604,690	3,249,586	5,854,276
Mineral property and deferred exploration costs additions	-	161,483	161,483

	Year Ended April 30, 2002		
	Corporate $	Mineral Operations $	Consolidated $
Identifiable assets			
Current assets	2,934,087	53,773	2,987,860
Capital assets	14,452	2,767	17,219
Mineral properties and deferred exploration costs	-	2,986,903	2,986,903
	2,948,539	3,043,443	5,991,982
Mineral property and deferred exploration costs additions	-	591,982	591,982

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE QUARTER ENDED JULY 31, 2002

1.(a) GENERAL AND ADMINISTRATIVE

	2002 $
Accounting	3,250
Administrative and management fees	15,000
Amortization	4,326
Audit and legal	4,219
Bank charges and interest	244
Filing fees and transfer agent	1,571
Office and general	10,774
Office rent	5,897
Shareholder communications	1,551
Salaries and benefits	15,482
	62,314

1.(b) RELATED PARTY TRANSACTIONS

During the three months ended July 31, 2002, the Company was charged $22,275 (2001 - $17,190) by companies controlled by certain directors of the Company for accounting, administrative and management services provided. The Company was also charged $22,200 (2001 - $28,500) by a director and companies controlled by directors for project supervision, management and professional services provided. As at July 31, 2002, $61,186 remained unpaid and is included in accounts payable and accrued liabilities.

GOLDEN PEAKS RESOURCES LTD.
SUPPLEMENTARY INFORMATION
FOR THE QUARTER ENDED JULY 31, 2002

1.(c) MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	$
Mineral Properties Costs	
Balance as at April 30, 2002	460,242
Land payments	2,658
Balance as at July 31, 2002	462,900
Deferred Exploration Costs	
Balance as at April 30, 2002	2,526,661
Accounting	4,777
Airfares and travel	18,453
Assaying	42,095
Backhoe	1,662
Communications	760
Equipment and supplies	918
Field personnel and supervision	53,806
IVA refundable tax	10,787
Land management	484
Legal	1,566
Maps, logs and related costs	6,420
Professional fees and consulting	300
Project management fees	7,500
Transportation	9,297
	158,825
Balance as at July 31, 2002	2,685,486
TOTAL	3,148,386

2.(a) NO SECURITIES WERE ISSUED DURING THE THREE MONTHS ENDED JULY 31, 2002

2.(b) NO OPTIONS WERE GRANTED DURING THE THREE MONTHS ENDED JULY 31, 2002

GOLDEN PEAKS RESOURCES LTD.

SUPPLEMENTARY INFORMATION

FOR THE QUARTER ENDED JULY 31, 2002

3.(a) AUTHORIZED AND ISSUED CAPITAL AS AT JULY 31, 2002

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	Without Par Value	20,000,000	15,765,946	$9,064,303

3.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JULY 31, 2002

Security	Number	Exercise Price $	Expiry Date
Options	580,000	1.25	April 15, 2004
Options	425,000	1.15	October 18, 2003
Warrants	208,000	3.00	December 24, 2003
Warrants	625,000	1.40	February 8, 2004
Warrants	459,480	3.10	March 28, 2004

3.(c) SHARES HELD IN ESCROW OR SUBJECT TO POOLING AS AT JULY 31, 2002

None.

3.(d) LIST OF DIRECTORS AND OFFICERS AS AT JULY 31, 2002

Directors:

Kieran Downes
Scott Emerson
Nick DeMare
Gil Leathley

Officers:

Kieran Downes, President
Scott Emerson, Chairman
Wing Jang, Corporate Secretary

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JULY 31, 2002

Description of Business

The Company's shares are listed and posted for trading on the TSX Venture Exchange as a Tier 1 issuer. The Company is involved in mineral exploration, with its primary assets located in the Sierra de las Minas region, Argentina. The Company intends to continue exploring the Sierra de las Minas Project for economic gold and silver mineralization.

Exploration Update

a) Sierra de las Minas Project

A large epithermal related mineralizing system has been identified over an area of approximately 1,400 X 1,600 meters on the JV prospect of the Sierra de las Minas project in northwest Argentina. The system is well defined by chargeability, resistivity and magnetics. The chargeability responses encompass all of the surface showings in the JV-13, JV-14 and JV-15 zones, and may be related to or rooted in flat lying or sub-horizontal mineralized alteration zone/faults similar to that encountered at depth in hole JVDH-36. Quartz veins within this 1,400 X 1,600 meter area carry high grade gold +/- silver and are an integral part of the mineralized system. The persistence of quartz veining with visible gold and high gold assays in the fence of holes JVDH-24, JVDH-30 and JVDH-36 (to approximately 150 meters depth) indicates the potential for large, gold mineralized quartz veins, as does the V-1 vein at the Vallecito prospect. Hole JVDH-24 intersected 0.83 g/t gold over 19.45 meters including 3.91 g/t over 3.50 meters. Hole JVDH-30 intersected 1.73 g/t gold over 30.95 meters including 7.80 g/t gold over 5.65 meters. Hole JVDH-36, an undercut of hole 30, intersected 0.95 g/t gold over 33.45 meters including 7.64 g/t gold over 3.45 meters. Holes JVDH-24, JVDH-30 and JVDH-36 were drilled where the geophysical/geological data indicate the JV-14 zone is cross-cut by NW-trending faults, chargeability and resistivity - i.e. in an area of structural complexity.

The pyritic-sericitic mineralization is extensive and wide in the JV-14 zone, but is only exposed in the area of Trench E. The zone has been tested by reconnaissance drill holes over a distance of approximately 750 meters. The geology, alteration and mineralization of the zone is similar, however, equivalent levels in the mineralized system have not been tested because of block faulting. The thickness of roof rock is variable.

The wide spaced reconnaissance drilling of the JV-14 zone shows the zone broadens at depth (estimated horizontal widths).

- JVDH-24 intersected 0.83 g/t gold over 13.6 meters whereas JVDH-30, an undercut, intersected 1.73 g/t gold over 21.6 meters. JVDH-36, and undercut of hole 30, intersected multiple zones over a broad width the widest of which ran 0.95 g/t gold over 23.4 meters. It was shut down in alteration - the last sample assayed 0.21 g/t gold over 1.0 meter.

- Visible gold was identified in holes JVDH-11, JVDH-17, JVDH-24, JVDH-30 and JVDH-36.

- JVDH-13 intersected three narrow zones (<0.5 meters) while the undercut, JVDH-31, intersected 0.37 g/t gold over 10.6 meters.

- At surface, the area between holes JVDH-24/30/36 (Block B) and holes JVDH-13/31 (Block C) is devoid of mineralization, structure and alteration. This downfaulted area is 'stratigraphically' high in the mineralized system relative to the area of Trench E and holes JVDH-24/30/36.

- The mineralization intersected in Trench E and holes JVDH-24/30/36 is cut off by the fault between Blocks B and C. The projected extension of the mineralization to the northeast of the fault has not been drilled. Induced polarization, ground magnetics, and drilling further to the northeast show the zone continues through this area.

- JVDH-11 intersected 1.6 g/t gold over 4.0 meters while JVDH-32, an undercut, intersected 0.12 g/t gold over 8.9 meters and 0.19 g/t gold over 24.0 meters.

- JVDH-29 intersected 0.98 g/t gold over 8.7 meters within a 20.0 meter wide alteration zone. At surface multiple narrow zones of low grade mineralization were exposed in backhoe trenches.

- JVDH-27 and JVDH-28, drilled 150 meters apart in the 500 meter long gap between the 261 and Blackdome zones, intersected in or near the roof of the system.

The drill rig and camp of Connors Argentina S.A. remain on-site and drilling will resume once interpretation of all data is complete.

The Company is continuing to focus at this stage of the Phase IV program on the 225 hectares of the JV prospect which lies at the northwest end of the +8 kilometer long Vallecito Structural Corridor and looks forward to the resumption of the program. The 1,400 X 1,600 meter JV prospect is a large mineralized system that will require additional drilling to evaluate. The geological and geophysical data is currently being re-evaluated in light of the

recent drill results in order to gain a better understanding of the structural controls on mineralization. The evaluation will also select new drill targets around the fence of holes JVDH24, 30 and 36; in the zone of NW-trending chargeability/resistivity; around the 261 and 188 showings; and elsewhere in the JV prospect. It is possible that a more productive level or levels may be encountered in the JV-14 zone as it widens with depth. The possible relationship between an area of 'magnetite depletion' lying southeast of the JV-14 zone and possible flat lying alteration zones is also being examined. The Company will use a systematic and deliberate approach to target the next round of drilling with the objective of identifying higher grade areas or shoots of gold mineralization.

b) The Company recently initiated an evaluation of prospective new gold properties in Argentina. Site inspections, prospecting and sampling have been carried out on a number of properties in the Patagonia region of southern Argentina. The Company is also evaluating potential new acquisitions in northwest Argentina. Any decisions to acquire these properties will be based on the completion of the due diligence procedures.

Discussion of Operations and Financial Condition

Operations

During the three months ended July 31, 2002, the Company reported a loss of $39,908, a decrease in loss of $16,509 from the loss of $56,417 during the three months ended July 31, 2001. The major factor for the decrease in loss in 2002 was due to the effects of foreign exchange in 2002. During the three months ended July 31, 2002, the Company experienced a foreign exchange gain of $12,391 compared to a foreign exchange loss of $2,551 in 2001. Interest and other income also increased by $2,820, from $3,276 in 2001 to $6,096 in 2002. The increase was due to higher levels of cash held throughout the 2002, compared to 2001.

The Company incurred $62,314 of general and administrative expenses in 2002 compared to $57,142 in 2001, an increase of $5,172. The increase resulted primarily in increased costs for office and miscellaneous expenditures.

During 2002, the Company sold marketable securities for net proceeds of $669,252 and realized a gain of $3,919. The market value of the remaining marketable securities was $231,375 at July 31, 2002.

GOLDEN PEAKS RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JULY 31, 2002

Mineral property payments and exploration expenditures during 2002 was $161,483 compared to $100,962 in 2001. The payments and expenditures for both 2002 and 2001 related to the Company's portion of exploration costs on the Sierra de las Minas Project.

Liquidity and Capital Resources

At July 31, 2002, the Company had a working capital of $2,494,546. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As operator of the Sierra de las Minas Project, the Company has commenced the Phase IV exploration program with a budget of US$1.6 million, of which US$1.12 million is the Company's share. The Company believes that it has sufficient working capital to satisfy its portion of the Phase IV exploration project and corporate overhead requirements for the next 12 months.

Investor Relations Activity

The Company did not engage any companies to provide investor relations activities during the three months ended July 31, 2002.